

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 25, 2015

Via E-mail
Mark A. Schwertfeger
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, Wisconsin 53222

> **Re:** **Briggs & Stratton Corporation**
> **Form 10-K for Fiscal Year Ended June 28, 2015**
> **Filed August 21, 2015**
> **Form 8-K Dated October 29, 2015**
> **File No. 001-01370**

Dear Mr. Schwertfeger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 28, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Compared to Fiscal 2014, pages 18 and 19

1. We see that you present non-GAAP financial measures and related reconciliations in a form similar to a statement of operations. Please tell us how your presentation considers the guidance set forth in Question 102.10 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. This comment also applies to your Form 10-Q for the quarter ended September 27, 2015 and Form 8-K dated October 29, 2015.

Item 8. Consolidated Financial Statements

Note 2. Retirement Plans, page 42

2.   We see that your accounting policy in Note 2 references Note 17; however, it is unclear how that footnote provides all significant accounting policy disclosure for your defined benefit plans. For example, in light of the significance of losses included in accumulated other comprehensive income (loss) on page 45 please clarify your accounting policy for amortization of defined benefit plan gains and losses.

Note 17. Retirement Plan and Other Postretirement Benefits, page 66

3.   Please tell us why the actual return on pension plan assets of $3.3 million in fiscal 2015 was significantly lower than the expected return of $74.6 million.

4.   Tell us whether the adoption of revised mortality tables as referred to in your first quarter earnings call had a material impact on your benefit obligation, including your consideration of the disclosure requirement from FASB ASC 715-20-50-1r.

Form 8-K Dated October 29, 2015

Exhibit 99.1

5.   With respect to the disclosures of the non-GAAP measures of adjusted net loss and adjusted diluted loss per share in the highlights and in the consolidated results on page 1, tell us how you have presented the most directly comparable measures calculated according to GAAP with equal or greater prominence. Refer to the guidance from Item 10(e)(1)(i)(A) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery